UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ginkgo Bioworks Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

37611X100

(CUSIP Number)

c/o Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue, 8th Floor

Boston, MA 02210

(877) 422-5362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37611X100	Page 2 of 7 pages

1	Names of Reporting Persons Jason Kelly
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 97,017,435(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 97,017,435(1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,017,435(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.2%(2)
14	Type of Reporting Person IN

(1)

Consists of (i) 81,657,653 shares of Class B Common Stock of Ginkgo Bioworks Holdings, Inc. (the “Issuer”) and (ii) 15,359,782 shares of Class A Common Stock of the Issuer. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

(2)

Based on (i) 1,468,101,884 shares of Class A Common Stock outstanding as of January 23, 2023, based on information provided by the Issuer to the Reporting Person, (ii) 81,657,653 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Person, and (iii) 3,077,779 shares of Class A Common Stock represented by fully vested restricted stock units held by the Reporting Person (and which are included in the number of shares of Class A Common Stock reported as beneficially owned by the Reporting Person).

CUSIP No. 37611X100	Page 3 of 7 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 27, 2021 and amended on October 1, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to securities of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment updates the Schedule 13D to reflect sales of shares of Class A Common Stock pursuant to “sell-to-cover” transactions to fund tax withholding obligations, which were required by the Issuer pursuant to its incentive plans and were not discretionary trades by the Reporting Person, and shares sold pursuant to sales plans adopted by the Reporting Person and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. This Amendment also reflects an increase in the Issuer’s number of shares of Class A Common Stock outstanding. The foregoing updates result in a decrease in the percentage of Class A Common Stock beneficially owned by the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original 13D in its entirety:

The information included in Item 4 is incorporated herein by reference.

(a) – (b)

The following sets forth, as of the date of this Amendment, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof:

•	Amount beneficially owned: 97,017,435

•	Percent of Class: 6.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 97,017,435

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 97,017,435

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of (i) 15,359,782 shares of Class A Common Stock and 69,929,596 shares of Class B Common Stock held of record by the Reporting Person and (ii) 11,728,057 shares of Class B Common Stock held of record by the Reporting Person’s grantor retained annuity trust, over which the Reporting Person serves as trustee. Each share of Class B Common Stock may be converted into shares of Class A Common Stock, on a one-to-one basis, at the option of the holder.

The above percentage is based on (i) 1,468,101,884 shares of Class A Common Stock outstanding as of January 23, 2023, based on information provided by the Issuer to Reporting Person, (ii) 81,657,653 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock beneficially owned by the Reporting Person, and (iii) 3,077,779 shares of Class A Common Stock represented by fully vested restricted stock units held by the Reporting Person (and which are included in the number of shares of Class A Common Stock reported as beneficially owned by the Reporting Person).

(c)

Other than as reported in the below table, Mr. Kelly has not effected any transactions in the Class A Common Stock during the past sixty days. Each of the sales noted below was effected through an open market brokerage transaction. Except as noted below, each of the transactions shown in the below table was a “sell-to-cover” transaction to fund tax withholding obligations, which was required by the Issuer pursuant to its incentive plans and was not a discretionary trade by the Reporting Person.

CUSIP No. 37611X100	Page 4 of 7 pages

Transaction Date	Number Of Shares	Price Per Share
01/23/2023	143,807	$1.75
01/20/2023	152,205	$1.67
01/19/2023	162,193	$1.71
01/19/2023	100,000	$1.69	(1)
01/18/2023	154,796	$1.95
01/18/2023	100,000	$1.92	(2)
01/17/2023	151,531	$1.86
01/13/2023	157,627	$1.77
01/12/2023	152,693	$1.69
01/12/2023	100,000	$1.74	(3)
01/11/2023	100,000	$1.64	(4)
01/11/2023	146,449	$1.60
01/10/2023	157,798	$1.50
01/09/2023	152,159	$1.52
01/06/2023	152,094	$1.49
01/05/2023	100,000	$1.54	(5)
01/05/2023	144,521	$1.53
01/04/2023	100,000	$1.55	(6)
12/23/2022	203,349	$1.64
12/22/2022	209,385	$1.66
12/21/2022	193,211	$1.70
12/20/2022	408,767	$1.65
12/19/2022	206,449	$1.67
12/16/2022	101,426	$1.60
12/15/2022	103,547	$1.61
12/14/2022	102,345	$1.69
12/13/2022	98,934	$1.89
12/12/2022	98,606	$1.84
12/09/2022	97,554	$1.84
12/08/2022	97,204	$1.79
12/07/2022	100,909	$1.69
12/06/2022	103,392	$1.73
12/05/2022	106,006	$1.87
12/01/2022	100,429	$1.97
11/30/2022	102,676	$1.79
11/29/2022	96,433	$1.90
11/23/2022	99,798	$1.99
11/22/2022	101,813	$2.04
11/21/2022	103,765	$2.10
11/18/2022	98,562	$2.17
11/17/2022	221,402	$2.09

CUSIP No. 37611X100	Page 5 of 7 pages

Transaction Date	Number Of Shares	Price Per Share
11/16/2022	219,089	$2.42
11/15/2022	212,443	$2.51
11/14/2022	208,633	$2.72
11/11/2022	197,964	$2.65
11/10/2022	186,028	$2.46
11/09/2022	207,960	$2.43
11/08/2022	193,616	$2.46
11/07/2022	205,809	$2.42
11/04/2022	204,906	$2.51
11/01/2022	196,308	$2.77
10/31/2022	197,899	$2.70
10/28/2022	199,307	$2.63
10/27/2022	204,478	$2.71
10/26/2022	189,138	$2.90
10/25/2022	187,442	$2.64
10/24/2022	206,504	$2.48

(1) The shares were sold pursuant to a sales plan adopted by Mr. Kelly and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.64 to $1.80, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(2) The shares were sold pursuant to a sales plan adopted by Mr. Kelly and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.81 to $2.05, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(3) The shares were sold pursuant to a sales plan adopted by Mr. Kelly and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.65 to $1.86, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(4) The shares were sold pursuant to a sales plan adopted by Mr. Kelly and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.53 to $1.71, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(5) The shares were sold pursuant to a sales plan adopted by Mr. Kelly and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.50 to $1.57, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

CUSIP No. 37611X100	Page 6 of 7 pages

(6) The shares were sold pursuant to a sales plan adopted by Mr. Kelly and intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.46 to $1.62, inclusive. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth above.

(d) None.

(e) Not applicable.

CUSIP No. 37611X100	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2023

By:	/s/ Jason Kelly
Name: Jason Kelly